UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SeaWorld Entertainment, Inc.

(Name of Issuer)
Common Stock, $0.01 par value per share

(Title of Class of Securities)
81282V100

(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81282V100	SCHEDULE 13G

1		NAME OF REPORTING PERSONS Candlestick Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,813,298*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,813,298*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,813,298*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3%
12		TYPE OF REPORTING PERSON IA

*See Item 4 for additional information.

CUSIP No. 81282V100	SCHEDULE 13G

1		NAME OF REPORTING PERSONS Candlestick Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,752,545*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,752,545*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,752,545*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%
12		TYPE OF REPORTING PERSON PN

*See Item 4 for additional information.

CUSIP No. 81282V100	SCHEDULE 13G

Item 1.	(a) Name of Issuer

SeaWorld Entertainment, Inc. (the “Issuer”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

6240 Sea Harbor Drive, Orlando, Florida 32821

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

This report on Schedule 13G is being filed by Candlestick Capital Management LP, a Delaware limited partnership (the “Firm”), and Candlestick Master Fund LP, a Cayman Islands exempted limited partnership (“Candlestick Master”). The address for the Firm and Candlestick Master is: 1 Lafayette Place, Greenwich, Connecticut 06830.

Item 2.	(d) Title of Class of Securities

Common stock, $0.01 par value per share (the “Common Stock”)

Item 2.	(e) CUSIP No.:

81282V100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

N/A

CUSIP No. 81282V100	SCHEDULE 13G/A

Item 4. Ownership

Information with respect to the Firm’s and Candlestick Master’s ownership of securities of the Issuer is incorporated by reference to items (5) - (9) and (11) of the respective cover page of the Firm and Candlestick Master.

As reported in the cover pages to this report, the ownership information with respect to the Firm is as follows:

(a) Amount Beneficially Owned: 1,813,298*

(b) Percent of Class: 2.3%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,813,298*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,813,298*

As reported in the cover pages to this report, the ownership information with respect to Candlestick Master is as follows:

(a) Amount Beneficially Owned: 1,752,545

(b) Percent of Class: 2.2%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,752,545

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,752,545*

*The Firm is the investment manager to Candlestick Master and Candlestick US F&F Fund LP (“Candlestick F&F”). As of December 31, 2020, the Firm may be deemed to beneficially own an aggregate of 1,813,298 shares of Common Stock of the Issuer consisting of (i) 1,752,545 shares of Common Stock held by Candlestick Master; and (ii) 60,753 shares of Common Stock held by Candlestick US F&F Fund LP. The Firm, as the investment manager to Candlestick Master and Candlestick F&F, may be deemed to beneficially own these securities. Jack Woodruff is the sole member of the general partner of the Firm and exercises investment discretion with respect to these securities. Ownership percentages are based on 78,381,807 shares of Common Stock reported as issued and outstanding in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2020.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 81282V100	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 16, 2021

Candlestick Capital Management LP

By: /s/ Jeremy Heckerling

Jeremy Heckerling, Chief Compliance Officer

Candlestick Master Fund LP

By: /s/ Jeremy Heckerling

Jeremy Heckerling, Chief Compliance Officer

Exhibit Index

1. Joint Filing Agreement dated as of October 2, 2020, by and between Candlestick Capital Management LP and Candlestick Master Fund LP (incorporated by reference to Exhibit 1 to the Schedule 13G/A filed with the Securities and Exchange Commission on October 2, 2020).